September 17, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Withdrawal of Form F-3/A Registration Statement (#333-117794) Under the Securities Act of 1933 for Copernic Inc.

Ladies and Gentlemen:

On August 31, 2007, Copernic Inc., an Ontario corporation (the "Company"), filed with the Commission a post-effective amendment to a registration statement on Form F-3 (Registration No. 333-117794) (the "Amendment") to register up to 646,392 shares of its Common Stock. The Company's EDGAR Filing Agent inadvertently filed the Amendment under the header of a pre-effective amendment. As a result we hereby request that the Amendment be withdrawn immediately so that we may re-file the Amendment under the appropriate header. No securities were sold under this Amendment.

If you have any questions or comments, please call the undersigned or the Company's counsel, Michael E. Storck of Lippes Mathias Wexler Friedman LLP at (716) 853-5100.

Very truly yours,

/s/ Martin Bouchard

Martin Bouchard
President and Chief Executive Officer

388 St. Jacques Street West, 9th Floor Montreal, QC H2Y 1S1 Canada	t: 514.844.2700 f: 514.844.3532	www copernic-inc.com